Exhibit 99.2

ABENGOA YIELD PLC GREAT WEST HOUSE (GW1) GREAT WEST ROAD BRENTFORD MIDDLESEX, GREATER LONDON UNITED KINGDOM TW89DF

VOTE BY MAIL

Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717, by 4:30 p.m. (London Time) on May 6, 2015.

TO VOTE, MARK BLOCKS BELOW WITH AN ‘X’ IN BLUE OR BLACK INK AS FOLLOWS:
M87169-P64463 KEEP THIS PORTION FOR YOUR RECORDS — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —
DETACH AND RETURN THIS PORTION ONLY
THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

ABENGOA YIELD PLC
The Board of Directors recommends you vote FOR the following proposals:

		For	Against	Vote Withheld*			For	Against	Vote Withheld*
Resolution 1	To receive the accounts and reports of the directors and auditors for the year ended 31 December 2014	☐	☐	☐	Resolution 8	To disapply statutory pre-emption rights	☐	☐	☐
Resolution 2	To approve the directors’ remuneration report, other than the directors’ remuneration policy, for the year ended 31 December 2014	☐	☐	☐	Resolution 9	To authorise the Company to purchase its own shares	☐	☐	☐
Resolution 3	To approve the directors’ remuneration policy	☐	☐	☐	Resolution 10	To amend Article 64 of the Company’s Articles of Association	☐	☐	☐
Resolution 4	To appoint Javier Garoz Neira as a director	☐	☐	☐	NOTE: This proxy is also authorised to vote (or abstain from voting) on any other business as may properly come before the meeting or any adjournment or postponement thereof.
Resolution 5	To reappoint Deloitte LLP and Deloitte S.L. as auditors of the Company	☐	☐	☐
Resolution 6	To authorise the Audit Committee to determine the auditors’ remuneration	☐	☐	☐
Resolution 7	To authorise the directors to allot shares	☐	☐	☐

If you wish to appoint someone other than the Chairman of the Meeting, you must check the box here and write in their name on the reverse side of this card. Please do not check box unless you want to exercise this voting option.				☐

*  The “Vote Withheld” option is to enable you to abstain on any of the specified resolutions. Please note that a “Vote Withheld” has no legal effect and will not be counted in the votes “for” or “against” a resolution.

Signature [PLEASE SIGN WITHIN BOX]			Date		Signature (Joint Owners)			Date

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:

The Notice of Annual Meeting is available at www.proxyvote.com.

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M87170-P64463

ABENGOA YIELD PLC (the “Company”)

ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON

MAY 8, 2015 AT 4:30 P.M. LONDON TIME

HILTON LONDON SYON PARK HOTEL,

SYON PARK, BRENTFORD,

MIDDLESEX, TW8 8JF, UNITED KINGDOM.

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS

Appointment of Proxyholder

I/We, being a member of the Company, hereby appoint the Chairman of the meeting, or the following person (see Note[1])

Please leave this box blank if you have selected the Chairman. Do not insert your own name(s).	Please indicate the number of shares this proxy is appointed over (if less than your full voting entitlement).

As my/our proxy to exercise all or any of my/our rights to attend, speak and vote in respect of my/our voting entitlement on my/our behalf at the Annual General Meeting of the Company to be held at Hilton London Syon Park Hotel, Syon Park, Brentford, Middlesex, TW8 8JF, United Kingdom on 8 May 2015 and at any adjournment thereof. My/our proxy is to vote on the resolutions as indicated on the reverse side of this card.

*  For the appointment of more than one proxy, see Note [3]

If you fail to select any of the given options, the proxy is authorised to vote (or abstain from voting) at his or her discretion on the specified resolutions. The proxy is also authorised to vote (or abstain from voting) on any other business which may properly come before the meeting.

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy:

1.     A member may appoint a proxy or proxies (who need not be a member of the Company) to exercise all or any of his rights to attend, speak and vote at the meeting. If you wish to appoint a proxy other than the Chairman of the meeting, delete the words “the Chairman of the Meeting or (see Note [1])” and insert the name and address of your proxy in the space provided. Please initial the amendment (unless you are completing an e-mail or online version).

2.     If the proxy is being appointed in relation to less than your full voting entitlement, please enter in the box next to the proxy holder’s name the number of shares in relation to which they are authorised to act as your proxy. If left blank your proxy will be deemed to be authorised in respect of your full voting entitlement (or if this proxy form has been issued in respect of a designated account for a shareholder, the full voting entitlement for that designated account).

3.     A member can appoint more than one proxy in relation to the meeting, provided that each proxy is appointed to exercise the rights attaching to different shares held by him. To appoint more than one proxy you must complete a separate form of proxy for each proxy. Additional proxy forms may be obtained by contacting the company’s registrars or you may photocopy this form. Please indicate in the box next to the proxy holder’s name the number of shares in relation to which they are authorised to act as your proxy. Please also indicate by ticking the box provided if the proxy instruction is one of multiple instructions being given. All forms must be signed and, if returned by post, should be included in the same envelope.

4.     The proxy must attend the meeting in person to represent you. The completion of a form of proxy does not preclude the member from attending or voting in person.

5.     Please indicate how you wish your proxy to vote on the resolutions by inserting ‘x’ in the appropriate space on the reverse side of this card. Any alteration made to this form of proxy should be initialled by the person signing it.

6.     In the case of a corporation the proxy must be under its common seal or be signed on its behalf by an attorney or a duly authorised office of the corporation, or authenticated in any manner authorised by the Company Communications Provisions, or in such other manner as may be approved by the directors. In the case of an individual the proxy must be signed by the appointor or the appointor’s attorney, or authenticated in any manner authorised by the Company Communications Provisions, or in such other manner as may be approved by the directors. Where an appointment of a proxy is signed or authenticated in accordance with the above on behalf of the appointor by an attorney, the Company may treat the appointment as invalid unless the power of attorney or a notarially certified copy of the power of attorney is submitted to the Company.

7.     In the case of joint holders the signature of only one of the joint holders is required but, if more than one votes, the vote of the first named on the register of members will be accepted to the exclusion of other joint holders.